UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: February 17, 2004

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated February 17, 2004 — CINAR SHAREHOLDERS ACCEPT SALE ARRANGEMENT

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	February 17, 2004

RE:	For immediate release

CINAR SHAREHOLDERS ACCEPT SALE ARRANGEMENT

Montreal (Quebec) Canada — CINAR Corporation announced that, at a special meeting held today, the Company’s holders of multiple and limited voting shares voted more than 99% in favour of the arrangement providing for the acquisition of all CINAR shares by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners.

In accordance with the terms of the Plan of Agreement and upon completion of certain conditions, CINAR shareholders will receive US$3.60 per share in cash under the arrangement. They will also receive non-transferable contingent cash entitlements providing them with the right to receive 70 percent of the potential net proceeds from the settlement of certain outstanding litigation, after taking into account certain adjustments.

“I believe this arrangement provides fair value to shareholders and I am pleased they have voted in such overwhelming majority to accept it,” said Robert Despres, CINAR’s Chairman of the Board. “Today’s vote brings the Company one step closer to completion of the arrangement which will place CINAR in the hands of investors who have the experience and resources to successfully continue its development.”

“The eventual conclusion of this arrangement represents many months and countless hours of hard work for CINAR’s Board, management and personnel,” said Stuart Snyder, CINAR’s President and CEO. “I want to thank everyone for their tremendous efforts.”

Provided that the arrangement receives the final approval of the Quebec Superior Court on February 19, 2004, it is expected that it will become effective on February 27, 2004. If the arrangement becomes effective on that date, all of the shares of CINAR will be deemed to be acquired by 4113693 Canada Inc. on that date. Consequently, shareholders who sell shares on the over-the-counter market in the United States in transactions scheduled to settle on or after February 27, 2004, should note that they may not be able to effect good delivery of the CINAR shares so sold.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Information:

Nathalie Bourque (514) 843-2309